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ANNUAL AUDITED REPORT
FORM X-17A-5 c^{m}
PART III

SEC FILE NUMBER
8-33761

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2005___ AND ENDING ___DECEMBER 31, 2005___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EXCALIBUR FINANCIAL GROUP, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

105 Coronado Court, Building 9D
            (No. and Street)

Fort Collins   Colorado   80525-4910
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Rick Meshleis, MS, CFP   970-223-4164
                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mason Russell West, LLC
          (Name – *if individual, state last, first, middle name*)

739 West Littleton Boulevard   Littleton   Colorado   80120-2337
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 9 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Rick Meehleis, MS, CFP_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Excalibur Financial Group, Inc._____, as of ____December 31_____, 20__05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                                        Signature

                                                                        _PRESIDENT_____
                                                                        Title

_____
            Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Mason Russell West, LLC

739 WEST LITTLETON BLVD.
LITTLETON, CO 80120-2337
TELEPHONE 303-797-9101   FAX 303-795-3356
E-MAIL: cpas@mrwllc.com

DICK MASON
RAY RUSSELL, JR.

CERTIFIED PUBLIC ACCOUNTANTS
CONSULTING SERVICES

Report of Independent Certified Public Accountants

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

We have audited the accompanying statements of financial condition of Excalibur Financial Group, Inc. as of December 31, 2005 and 2004, and the related statements of operations, cash flows and stockholder's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Excalibur Financial Group, Inc. at December 31, 2005 and 2004 and the results of its operations, cash flows and changes in stockholder's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mason Russell West, LLC

Littleton, Colorado
March 9, 2006



IGAF
WORLDWIDE

Excalibur Financial Group, Inc.
Statements of Financial Condition
December 31, 2005 and 2004

Assets		2005		2004
Current Assets				
Cash	$	1,616	$	1,098
Certificate of deposit		6,000		6,000
Commissions receivable		14,316		28,880
Total Current Assets		21,932		35,978
Property, Equipment and Intangibles				
Furniture, net of accumulated depreciation of $6,799				
for 2005 and $6,359 for 2004.		1,003		189
Intangible assets, net of accumulated amortization of $644 for 2005		1,841		–
Total Property, Equipment and Intangibles		2,844		189
Total Assets	$	24,776	$	36,167
Liabilities and Stockholder's Equity				
Current Liabilities				
Accounts payable and accrued expenses	$	1,000	$	1,000
Notes payable		6,817		6,817
Total Current Liabilities		7,817		7,817
Deferred Income Taxes		–		–
Stockholder's Equity				
Common Stock, $.001 par value:				
Authorized 100,000 shares; issued and				
outstanding 100,000		100		100
Additional Paid-in Capital		42,385		42,385
Retained earnings (deficit)		(25,526)		(14,135)
Total Stockholders' Equity		16,959		28,350
Total Liabilities and Stockholder's Equity	$	24,776	$	36,167

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Operations
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Commissons	$ 316,500	$ 252,076
Interest	166	97
Total Revenues	316,666	252,173
Expenses		
Auto expenses	26,531	26,428
Commissions	250,215	154,875
Depreciation & amortization	1,084	1,169
Insurance	1,256	1,373
Office expense	12,948	11,273
Professional services	2,800	4,548
Occupancy	4,891	6,920
Taxes and licenses	5,407	5,085
Telephone	8,977	7,665
Travel and promotion	10,901	10,998
Interest expense	415	247
Meals and entertainment	2,632	1,997
Total Expenses	328,057	232,578
Net Income (Loss) Before Taxes	(11,391)	19,595
Provision for Income Taxes		
Current tax provision	-	-
Net Income Tax Benefit (Expense)	-	-
Net Income (Loss)	$ (11,391)	$ 19,595

The accompanying notes are an integral part of these statements.

Excalibur Financial Group, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities		
Cash received for commissions	$ 331,064	$ 224,371
Cash paid to suppliers and independent contractors	(326,558)	(231,407)
Interest received	166	97
Interest paid	(415)	(247)
Income taxes paid	-	-
Net Cash Provided (Used) by Operating Activities	4,257	(7,186)
Cash Flows From Investing Activities		
Purchase of fixed assets	(1,254)	-
Additional Paid in Capital contributed	-	-
Purchase of software	(2,485)	-
Cash Used in Investing Activities	(3,739)	-
Cash Flows From Financing Activities		
Increase in line of credit	-	6,816
Net Cash Provided by Financing Activities	-	6,816
Net (Decrease) Increase in Cash	518	(370)
Cash at Beginning of the Year	1,098	1,221
Cash at End of the Year	$ 1,616	$ 851
Reconciliation of Net Earnings (Loss) to Net Cash from Operating Activities:		
Net Earnings (Loss)	$ (11,391)	$ 19,595
Adjustments:		
Depreciation	1,084	1,548
(Increase) decrease in:		
Commissions receivable	14,564	(27,705)
Net Cash Provided (Used) by Operating Activities	$ 4,257	$ (6,562)

The accompanying notes are an integral part of these statements.

4

Excalibur Financial Group, Inc.
Statements of Stockholder's Equity
For the Years Ended December 31

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Totals
	Shares	Amount			
Balance December 31, 2003	-	$ 100	$ 42,385	$(33,730)	$ 8,755
Contributed capital		-	-	-	-
Net income (loss)	-	-	-	19,595	19,595
Balance December 31, 2004	-	100	42,385	(14,135)	28,350
Contributed capital		-	-	-	-
Net income (loss)	-	-	-	(11,391)	(11,391)
Balance December 31, 2005	-	$ 100	$ 42,385	$(25,526)	$ 16,959

The accompanying notes are an integral part of these statements.

5

1. Organization and Significant Accounting Policies

Organization and Nature of Business

The accounting and reporting policies of Excalibur Financial Group, Inc. (the Company) conform to generally accepted accounting principles. The following summary of significant accounting policies is presented to assist the reader in evaluating the Company's financial statements.

Nature of Operations

The Company sells annuities, universal life policies and mutual funds, each of which is placed directly with the underwriting companies. The Company's customers are located throughout the United States.

Furniture, Equipment and Depreciation

Furniture and equipment are recorded at acquisition cost or fair market value at time of contribution. Depreciation is computed using accelerated methods over the assets' estimated useful lives.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards. Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform with the current period presentation.

2. Operating Leases

The Company leases office space under a month-to-month lease requiring monthly payments. The Company also leased three vehicles under operating leases requiring monthly payments of $755, $331 and $914, respectively. These vehicle leases expire at various dates from July 2007 to March 2008. Total lease expense for 2005 and 2004 was $21,122 and $24,205, respectively. Following are the future minimum lease payments:

December 31,	
2006	$ 24,000
2007	19,323
2008	2,741
	$ 46,064

3. Income Taxes

	Years Ended December 31,	
	2005	2004
Current income tax expense	$ -	$ -
Deferred income tax expense (benefit)	-	-
Income Tax Expense (Benefit)	$ -	$ -

Deferred Tax Assets (Liabilities)	Years Ended December 31,	
	2005	2004
Deferred tax assets related to net operating loss carryforwards	$ 8,955	$ -
Receivables timing differences	(5,583)	-
Depreciation timing differences	(73)	-
Valuation allowance	(3,299)	-
Net Deferred Tax Asset	$ -	$ -

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the net operating loss carryforwards. The amount of the net deferred tax asset considered realizable could change in the near term if estimates of future taxable income during the carryforward period change. The remaining net operating loss carryforwards at December 31, 2005 are approximately $22,961. These losses begin to expire in 2019.

Excalibur Financial Group, Inc.
Notes to Financial Statements (continued)
December 31, 2005 and 2004

---

4. Notes Payable

The Company has a revolving line of credit with Centennial Bank of the West for $7,000. The note bears interest at 5.75%. The credit line is renewable annually. $6,817 was outstanding at December 31, 2005 and 2004.

---

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. The Company has designated the funds in its certificate of deposit to meet its minimum capital requirements.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 8 to 1 for the first twelve months of operation as a broker-dealer and 15 to 1 thereafter. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital data is as follows:

	Net Capital	Requirements	Indebtedness	Capital Ratio
December 31, 2004	$ 28,161	$ 5,000	$ 7,816	.29 to 1
December 31, 2005	$ 14,116	$ 5,000	$ 7,816	.59 to 1

---

6. Concentrations of Risk

During 2005, the Company sold investment products of two companies which represent 77% and 21%, respectively, of the Company's commission revenue. During 2004, the Company sold investment products of two companies, which represented 50%, and 49%, respectively, of the Company's commission revenue.

Excalibur Financial Group, Inc.

Supplementary Information

Excalibur Financial Group, Inc.
Computation of Aggregate Indebtedness
and Net Capital Pursuant to Rule 15c3-1
For the Years Ended December 31, 2005 and 2004

	2005	2004
Net Capital		
Total stockholder's equity	$ 16,960	$ 28,350
Deductions		
Equipment and furniture, net	1,003	189
Receivables, from related parties	-	-
Other assets	1,841	-
Total Deductions	2,844	189
Total Net Capital	$ 14,116	$ 28,161
Aggregate Indebtedness		
Payables and accruals	$ 1,000	$ 1,000
Income taxes payable	-	-
Bank note payable	6,816	6,816
Deferred income tax expense, net	-	-
Total Aggregate Indebtedness	$ 7,816	$ 7,816
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtedness	$ 521	$ 521
Required minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 9,116	$ 23,161
Ratio of aggregate indebtedness to net capital	0.59	0.29

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2005	2004
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 14,121	$ 27,977
Net Adjustments to agree to audit report	(5)	184
Net capital per above	$ 14,116	$ 28,161

Report of Independent Certified Public Accountants
on
Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Excalibur Financial Group, Inc.
Fort Collins, Colorado

In planning and performing our audit of the financial statements of Excalibur Financial Group, Inc. for the year ended December 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Excalibur Financial Group, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mason Runnell West, LLC

March 9, 2006
Littleton, Colorado